Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

July 10, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:	Russell Mancuso
Sally Brammell
Kristin Lochhead
Gary Todd

Re:	Control4 Corporation
Registration Statement on Form S-1
File No. 333-189736

Ladies and Gentlemen:

We are submitting this letter on behalf of Control4 Corporation (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-189736) (the “Registration Statement”).

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $2.88 to $3.27 per share (the “Preliminary IPO Price Range”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to respond to the Staff’s prior comment #24 in its letter dated February 27, 2013.

The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company and representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc., the lead underwriters for the offering, that took place on July 3, 2013.  Prior to July 3, 2013, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

The Company expects to include an estimated preliminary IPO price range in an amendment to the Registration Statement that will precede the commencement of the Company’s roadshow.

Securities and Exchange Commission

July 10, 2013

This price range is subject to further revision based on market conditions, business developments and other factors.

While the Company expects to implement a reverse stock split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary IPO price range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Equity Issuances by the Company since June 30, 2012

Information regarding stock-based awards to the Company’s employees and consultants since June 30, 2012 is summarized in the following table:

Grant Date	Number of Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share		Aggregate Grant Date Fair Value (1)
September 28, 2012	460,000	$1.76	$1.76		$450,575.85
December 14, 2012	150,000	$1.91	$1.91		$156,048.19
December 26, 2012	495,000	$1.91	$1.91		$524,169.24
December 28, 2012	1,289,700	$1.91	$1.91		$1,348,582.93
April 25, 2013	449,500	$2.17	$3.08	(2)	$834,350.83
June 11, 2013	815,000	$2.17	$3.08	(2)	$1,635,444.00
June 23, 2013	762,500	$2.17	$3.08	(2)	$1,272,527.41	(3)

(1)         Aggregate grant date fair value was determined using the Black-Scholes option pricing model.

(2)         Fair value determined for financial reporting purposes based on the midpoint of the Preliminary IPO Price Range for illustrative purposes.  The actual fair value for financial reporting purposes will be the midpoint of the IPO price range disclosed on the cover of the Company’s preliminary prospectus.

(3)         Includes the aggregate grant date fair value of $174,764 for 125,000 shares of common stock subject to an option granted in connection with the purchase of assets by the Company in June 2013, which will be recognized as part of the purchase price of such assets instead of stock-based compensation.

The section captioned “Stock-Based Compensation” on pages 70 through 76 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes a detailed explanation of the Company’s approach

Securities and Exchange Commission

July 10, 2013

to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when stock options were granted by the Board of Directors of the Company (the “Board”), factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

The analysis herein focuses on the grants made in December 2012 through the date of this letter.  The Company advises the Staff that the Company did not grant any stock options in the three months ended March 31, 2013.

December 2012 Grants

As of December 14, 2012, December 26, 2012 and December 28, 2012, the Company determined the fair value of the common stock of the Company to be $1.91 per share. The Company based its determination on several factors, including a third-party valuation report as of September 30, 2012 (the “Valuation Report”).  As discussed on pages 73, 75 and 76 of the Registration Statement, such valuation report used a hybrid of the Option Pricing Model and Probability Weighted Expected Return Method. The expected outcomes were weighted between an IPO scenario occurring during the middle of 2013, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company, which was valued using the income approach. The Valuation Report further applied a discount to reflect the value of the common stock on a non-marketable basis.  At the time of the grants on December 14, 2012, December 26, 2012 and December 28, 2012, the Company carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since September 30, 2012, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on December 14, 2012, December 26, 2012 and December 28, 2012.

The Company believes that the primary factors resulting in an increase in the fair value of its common stock from the December 2012 valuations of $1.91 per share to the midpoint of the Preliminary IPO Price Range were:

•                  The passage of two quarters where the Company’s financial results exceeded the prior year’s results, including preliminary results for the three months ended June 30, 2013 that also exceeded the Company’s forecasts; and

•                  The Preliminary IPO Price Range assumes a successful initial public offering with no weighting placed on any other outcome for the Company such as acquisition.  In contrast, the Valuation Report weighted an IPO outcome at 80%, and when the option grants were made in December 2012, the Company had not yet submitted the Company’s Registration Statement on Form S-1 to the Commission, which was subsequently confidentially submitted to the Commission on February 1, 2013.

Securities and Exchange Commission

July 10, 2013

April and June 2013 Grants

As detailed in the Registration Statement, the Company and the Board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation.  However, the Company decided to reassess its fair value determinations for accounting purposes for the stock option grants made during the three months ended June 30, 2013 after the date of such stock option grants in light of the Preliminary IPO Price Range provided by the underwriters of the offering and the proximity of the determination of the Preliminary IPO Price Range to the April 25, 2013, June 11, 2013 and June 23, 2013 stock option grants made by the Company.  Based on these considerations, the Company has concluded that it is appropriate to revise its estimate of the fair value of its common stock per share as of April 25, 2013, June 11, 2013 and June 23, 2013 to be the midpoint of the IPO price range disclosed on the cover of the Company’s preliminary prospectus rather than $2.17 per share, and to record additional stock-based compensation expense over the vesting period of the stock options granted on April 25, 2013, June 11, 2013 and June 23, 2013.  Based on the midpoint of the Preliminary IPO Price Range, the aggregate amount of such additional stock-based compensation charge would be approximately $1.4 million.

The Company has prepared disclosure to be included in an amendment to the Registration Statement with respect to the increase in the fair value of its common stock as a result of the revaluations described in this letter.  The text of such disclosure is attached hereto as Exhibit A, with additions indicated by underline, and reflects changes from the disclosure included on pages 74, 76 and F-35 of the Registration Statement.

* * * * *

Securities and Exchange Commission

July 10, 2013

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3139.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Richard A. Kline
Richard A. Kline

cc:	Martin Plaehn, Control4 Corporation
Dan Strong, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP

Exhibit A

[See attached marked pages of an amendment to the Registration Statement]